January 27, 2020

Gilad Glick
Chief Executive Officer
Itamar Medical Ltd.
3290 Cumberland Club Drive
Atlanta, GA 30339

       Re: Itamar Medical Ltd.
           Draft Registration Statement on Form F-1
           Submitted January 14, 2020
           CIK No. 0001613170

Dear Mr. Glick:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Nathan Ajiashvili - Latham & Watkins LLP